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FILED VIA EDGAR

February 14, 2019

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                             Victory Portfolios
File Nos.: 333-228851; and 811-04852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14/A (File No. 333-228851), filed on January 18, 2019 (“Form N-14”).

We expect that the Registrant will file with the Commission a pre-effective amendment to the Form N-14 on or about February 14, 2019, incorporating the responses to the Staff’s comments described below.  The Form N-14 includes on its cover page a “delaying amendment” to delay its effective date until the Registrant files a further amendment concerning effectiveness.  We ask that the Commission accelerate effectiveness of the Form N-14 as soon as possible after the filing of the Form N-14.

On February 13, 2019, the Staff provided comments to Post-Effective Amendment No. 165 to the Registrant’s Registration Statement on Form N-1A (File No. 033-08982), filed on December 17, 2018 (“Form N-1A”).  The Registrant will incorporate applicable Staff comments into the Form N-14, as noted below.  The Registrant undertakes to address each of the Staff’s comments to the Form N-1A in separate correspondence to be filed in connection with the Form N-1A.  Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Form N-14.  We have attempted to accurately restate the Staff’s comments.  Noted below are the dates of such comments together with the applicable filing to which they relate:

(1)         February 13, 2019 (to the N-1A);

(2)         February 12, 2019 (to the N-14); and

(3)         February 8, 2019 (to the N-14).

Page references correspond to the PDF version of the Form N-14 or the Form N-1A, as noted.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Accounting Comments

1)             Page 16:  Please confirm that the expense table and examples include the provisions of the previous expense recoupment plan.

Response:  The Registrant confirms that the expense table and examples reflect the provisions of the previous expense recoupment plan.

2)             Page 18:  Please revise each Footnote (1), as applicable, to replace references to “Class A” shares with references to “Investor Class” shares.

Response:  The Registrant has revised the disclosure to correct the use of the defined terms “Acquired Fund” and “Acquiring Fund,” which is consistent with the Staff’s comment.

3)             Page 20:  Please explain why the 1 year expense example for each Acquired Fund, as applicable, is higher than the 1 year expense example for the Investor Class for each Acquired Fund, as applicable.

Response:  The Registrant has revised the disclosure to correct the expense examples.

4)             Page 48, “Capitalization of Acquired Funds and Acquiring Funds”:  Please revise the disclosure to clarify that pro forma capitalization is shown for the Acquired Funds.

Response:  The Registrant has revised the disclosure consistent with the Staff’s comment.

5)             Page 101, “Financial Highlights of the Acquired Funds”:  Please revise the 1.15% operating expense ratio consistent with the Acquired Funds’ relevant Annual Report.

Response:  The Registrant has revised the disclosure consistent with the Staff’s comment.

6)             Page 172, “Financial Statements”:  Please revise the disclosure to replace “Predecessor Funds” with “Acquired Funds.”

Response:  The Registrant has revised the disclosure consistent with the Staff’s comment.

General Comments

1)             Page 1:  Please incorporate the Staff’s comments in the Acquiring Funds’ prospectuses and statement of additional information (“SAI”) as applicable.

Response:  The Registrant will incorporate the applicable comments in the Acquiring Funds’ prospectuses and SAI as appropriate and applicable.

2)             Page 5:  Please consider reformatting the table such that each Reorganization is included on the same page.

Response:  The Registrant will ensure the type-set version of the proxy statement sent to shareholders is consistent with the Staff’s comment.

3)             Page 6:  The question: “Are there any other significant differences in the management of the Acquired Funds and the Acquiring Funds?” suggests a “yes” or “no” response.  Please revise the disclosure accordingly.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

4)             Pages 7 and 40:  In the discussion regarding the Acquiring Funds’ “manager of managers” exemptive order, please include “unaffiliated” with respect to sub-advisers to clarify this exemptive order as compared to the recently-sought “manager of managers” order.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

5)             Page 7:  In the question “Will there be any changes in the shares I own in connection with the Reorganization,” please revise “same value” to include “same aggregate net asset value.”  Please also include a “yes” or “no” response.

Response:  The Registrant will revise the Form N-14 to consistent with the Staff’s comment.

6)             Page 11:  Because the Acquiring Funds’ prospectuses are not being incorporated by reference, all information required by each item of Form N-14 as to the Acquired Funds needs to be reflected in the proxy/prospectus and SAI.

Response:  The Registrant believes that all information required by each item of Form N-14 as to the Acquired Funds is reflected in the proxy statement/prospectus and SAI.

7)             Page 15:  Please confirm whether the current Acquired Funds’ Institutional Class shareholders will be subject to the $1 million minimum investment amount for Class Y shares.

Response:  The Registrant confirms that the $1 million minimum investment amount of Class Y shares does not apply to an Acquired Fund’s Institutional Class shareholders who receive Class Y shares in connection with each Reorganization.  The Registrant will revise the Form N-14 to clarify this point.

8)             Page 18, Footnote (2):  Please disclose in each Footnote (2) that shareholders of each Acquired Fund will not be subject to a contingent deferred sales charge (“CDSC”) as of the date of each Reorganization.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

9)             Page 18, Footnote (2):  Please include in each Footnote 2 that each recoupment must be the lesser of the expense cap in effect at the time of the waiver or at the time of the recoupment.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

10)      Page 18, Footnote (4):  Please revise each Footnote (4) to clarify that Victory Capital is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the date the waiver or reimbursement took place and not the fiscal year.

Response:  The Registrant does not believe that it would be appropriate to revise the disclosure concerning recoupment of expenses as requested since the disclosure reflects the terms of the Funds’ Expense Limitation Agreements with Victory Capital.  Moreover, the Registrant believes such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year-end, rather than on the day they were actually reimbursed or waived.  This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day-to-day basis.  Thus, the Registrant may recapture amounts one day that were reimbursed or waived on an earlier day, only to have expenses meet the expense cap on the following day, requiring another reimbursement or waiver.

For the foregoing reasons, the Registrant believes it is not necessary to make any changes to the footnotes of this section.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment. The Registrant refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017.

11)      Page 19:  Please state that the examples do not reflect any front end sale charge or CDSC for Class A shares since shareholders at time of each Reorganization will not be subject to these charges.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

12)      Page 19:  Please clarify the strategy discussion to better explain the allocation between the Core Investments and the Collateral Yield Enhancement Strategy and circumstances when each is employed.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

13)      Page 19:  The fifth paragraph of the section entitled “Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks” appears to be duplicative.  Please consider removing this paragraph.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

14)      Pages 20, 25, 29:  Please consider moving the detailed descriptions of each risk included in Exhibit B to the main part of the prospectus/proxy statement.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

15)      Page 20:  Please disclose the information about the secondary benchmark indexes in accordance with Instruction 2(b) to Item 4 of Form N-1A.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

16)      Page 21:  With respect to the performance of the privately offered fund, the Staff’s position is that the disclosure may only state that performance would have been lower.  Please also consider if the performance would have been lower for both classes of shares.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

17)      Page 24:  Please provide additional disclosure clarifying each Fund’s investment strategy.

Response:  The Registrant notes that the language found in the Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks is a summary of the Funds’ investment strategies.  The Registrant believes this is appropriate given that the investment strategies of the Acquired Funds and their corresponding Acquiring Funds are substantially identical.  More detailed information about the strategy is provided under More About the Funds’ Investment Strategy and in an exhibit to the proxy statement/prospectus under Additional Information About Strategies and Techniques.  Accordingly, the Registrant does not intend to make any additional changes to respond to this comment.

18)      Page 28:  Please provide additional disclosure clarifying each Fund’s use of the Collateral Yield Enhancement Strategy.

Response:  The Registrant refers the Staff to its response to Comment 17 above.

19)      Page 32:  Please revise the risks such that they are ordered according to significance and not alphabetically.  See Director’s Speech (Oct. 25, 2018) and IMGU 2014-08.

Response: The Registrant has reordered the bullet point list of risks separately provided for each Acquiring Fund under Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks in accordance with relative risks.  The Registrant proposes to maintain the full descriptions of risks, which is now found on page 36 of the proxy statement/prospectus and is applicable to all Acquiring Funds, in alphabetical order to enable a shareholder to locate a particular risk description more quickly.

20)      Page 35:  Please confirm the board considerations disclosure includes all materially adverse factors considered by the board.

Response:  Harvest Volatility Edge Trust confirms that the above-referenced disclosure reflects the materially adverse factors considered by the Board of Trustees.

21)      Page 38:  Please confirm whether any board members of the Harvest Trust were owners of the adviser.  If so, here, where the adviser is acquired by another adviser, the disclosure, approximating with as much precision as possible, should include the estimated monetary benefit to be received by the fund directors that are owners of the acquired adviser.  See, e.g. NextPoint Advisor, L.P. v. TICC Capital Corp., 2015 U.S. Dist. LEXIS 144126 (D. Conn. Oct. 23, 2015) at 47.

Response:   The Registrant will revise the Form N-14 consistent with the Staff’s comment.

22)      Page 38:  Please provide an explanation of the Section 15(f) of the Investment Company Act of 1940 conditions in order to give context to the Purchase Agreement.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

23)      Page 39:  Please specify the revenue threshold or the number of Acquired Funds whose shareholders must approve each Reorganization.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

24)      Page 80: Please revise to delete the reference to “who have entered into an agreement with the Distributor” or specify these intermediaries.  Please also include Appendix A from the pending prospectus, which specifies all the intermediaries and sales charge waivers.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

25)      Page 178:  Please ensure that the Form N-14 is also signed by the Principal Financial Officer and Principal Accounting Officer, unless the Treasurer also serves in those roles.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

Applicable Form N-1A Comments

1)             Page 28:  Please state that derivatives counted towards the 80 percent policy will be valued at market value rather than notional value.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

2)             Page 35:  Please clarify “purchased further ‘out of the money’ call and put options on the same index.”

Response:  The Registrant refers the Staff to its response to Comment 17 above.

3)             Page 70:  Please include more fulsome disclosure of ETF risks.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

4)             Page 70:  Please indicate that the liquidity of the Funds’ investments can change dramatically over time.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

5)             Page 106:  Please provide a statement clarifying the meaning of “holders of a majority.”

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

6)             Page 106:  Please delete “at least equal to the value of the fund’s potential economic exposure as measured daily on a mark-to-market basis” since not all transactions can be covered on a mark-to-market basis.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

Should you have any additional questions concerning the filing, please call me at (212) 848-4100.

Very truly yours,

Jay G. Baris

cc:	Leigh A. Wilson, Chair, Victory Portfolios
Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.
Scott Stahorsky, Victory Capital Management Inc.
Nathan Greene, Shearman & Sterling LLP
Matthew J. Kutner, Shearman & Sterling LLP